

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2020

Tanya Yosef
Chief Financial Officer
Scoutcam Inc.
20 Raoul Wallenberg Street
Tel Aviv, Israel 6971916

**Re: Scoutcam Inc.**
**Form 8-K**
**Exhibit No. 10.7 - Amended and Restated Asset Transfer Agreement, by and between ScoutCam Ltd. and Medigus Ltd., dated December 1, 2019**
**Filed December 31, 2019**
**File No. 333-188920**

Dear Ms. Yosef:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance